UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                             TERRA INDUSTRIES INC.
                             ---------------------
                               (Name of Issuer)


                     Common Stock, no par value per share
                     ------------------------------------
                        (Title of Class of Securities)


                                   880915103
                                   ---------
                                (CUSIP Number)


                               December 16, 2006
                               -----------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 11 Pages

                                 SCHEDULE 13G

CUSIP No.: 880915103                                          Page 2 of 11 Pages

................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).



       SAB CAPITAL PARTNERS, L.P.
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization


       Delaware
................................................................................
Number of            5.     Sole Voting Power                   - 0 -
Shares              ...........................................................
Beneficially         6.     Shared Voting Power                 1,729,197
Owned by Each       ...........................................................
Reporting            7.     Sole Dispositive Power              - 0 -
Person With         ...........................................................
                     8.     Shared Dispositive Power            1,729,197
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person


       1,729,197
................................................................................
10.
       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)


       1.9% based on 92,605,538 shares outstanding as of October 23, 2006.
................................................................................
12.    Type of Reporting Person:


       PN

CUSIP No.: 880915103                                          Page 3 of 11 Pages

................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).



       SAB CAPITAL PARTNERS II, L.P.
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization


       Delaware
................................................................................
Number of            5.     Sole Voting Power                   - 0 -
Shares              ...........................................................
Beneficially         6.     Shared Voting Power                 33,019
Owned by Each       ...........................................................
Reporting            7.     Sole Dispositive Power              - 0 -
Person With         ...........................................................
                     8.     Shared Dispositive Power            33,019
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person


       33,019
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)


       0.04% based on 92,605,538 shares outstanding as of October 23, 2006.
................................................................................
12.    Type of Reporting Person:


       PN

CUSIP No.: 880915103                                          Page 4 of 11 Pages

................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SAB OVERSEAS MASTER FUND, L.P.
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization


       Cayman Islands
................................................................................
Number of            5.     Sole Voting Power                   - 0 -
Shares              ...........................................................
Beneficially         6.     Shared Voting Power                 1,475,390
Owned by Each       ...........................................................
Reporting            7.     Sole Dispositive Power              - 0 -
Person With         ...........................................................
                     8.     Shared Dispositive Power            1,475,390
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person


       1,475,390
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)


       1.6% based on 92,605,538 shares outstanding as of October 23, 2006.
................................................................................
12.    Type of Reporting Person:


       PN

CUSIP No.: 880915103                                          Page 5 of 11 Pages

................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       SAB CAPITAL ADVISORS, L.L.C.
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization


       Delaware
................................................................................
Number of            5.     Sole Voting Power                   - 0 -
Shares              ...........................................................
Beneficially         6.     Shared Voting Power                 3,237,606
Owned by Each       ...........................................................
Reporting            7.     Sole Dispositive Power              - 0 -
Person With         ...........................................................
                     8.     Shared Dispositive Power            3,237,606
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person


       3,237,606
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)


       3.5% based on 92,605,538 shares outstanding as of October 23, 2006.
................................................................................
12.    Type of Reporting Person:


       OO

                                 SCHEDULE 13G

CUSIP No.: 880915103                                          Page 6 of 11 Pages

................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).



       SCOTT A. BOMMER
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Citizenship or Place of Organization


       United States of America
       Delaware
................................................................................
Number of            5.     Sole Voting Power                   - 0 -
Shares              ...........................................................
Beneficially         6.     Shared Voting Power                 3,237,606
Owned by Each       ...........................................................
Reporting            7.     Sole Dispositive Power              - 0 -
Person With         ...........................................................
                     8.     Shared Dispositive Power            3,237,606
................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person


       3,237,606
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


       [  ]
................................................................................
11.    Percent of Class Represented by Amount in Row (9)


       3.5% based on 92,605,538 shares outstanding as of October 23, 2006.
................................................................................
12.
       Type of Reporting Person:


       HC

                                                              Page 7 of 11 Pages

      This  Amendment  No. 3 to Schedule  13G amends the initial  statement on
Schedule 13G, dated February 14, 2006, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No.3 is being filed by the Reporting Persons to report that the number of Shares (as defined herein) that the Reporting
Persons may be deemed to beneficially own has decreased by more than five percent of the current amount of outstanding Shares. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Initial Statement.

Item 1(a).      Name of Issuer:

                Terra Industries Inc. (the "Issuer").

Item 1(b).      Address of Issuer's Principal Executive Offices:

                Terra Centre, P.O. Box 6000, 600 Fourth Street,
                Sioux City, Iowa 51102-6000.

Item 2(a).      Name of Person Filing:

                This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                i)   SAB Capital Partners, L.P. ("SAB");

                ii) SAB Capital Partners II, L.P. ("SAB II", and together with SAB, the "Domestic Partnerships");

                iii) SAB Overseas Master Fund, L.P. (the "Master Fund");

                iv) SAB Capital Advisors, L.L.C. (the "General Partner"); and

                v) Scott A. Bommer ("Mr. Bommer").

                This Statement relates to Shares (as defined herein) held for the accounts of each of SAB, SAB II, and the Master Fund. The General Partner serves as the general partner of each of the Domestic Partnerships and the Master Fund. Mr. Bommer serves as the managing member of the General Partner.

                Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                The address of the principal business office of each of SAB, SAB II, the Master Fund, the General Partner and Mr. Bommer is 712 Fifth Avenue, 42nd Floor, New York, N.Y. 10019.

Item 2(c).      Citizenship:

                i) SAB is a Delaware limited partnership;

                ii) SAB II is a Delaware limited partnership;

                iii) The Master Fund is a Cayman Islands exempted limited partnership;

                iv) The General Partner is a Delaware limited liability company; and

                v) Mr. Bommer is a citizen of the United States of America.

                                                              Page 8 of 11 Pages

Item 2(d).      Title of Class of Securities:

                Common Stock, no par value per share (the "Shares")

Item 2(e).      CUSIP Number:

                880915103

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                This Item 3 is not applicable.

Item 4.         Ownership:

Item 4(a).      Amount Beneficially Owned:

                As of December 20, 2006:

                (a)  SAB  may  be  deemed  to  be  the  beneficial   owner  of
1,729,197 Shares held for its account;

                (b) SAB II may be deemed to be the beneficial owner of 33,019 Shares held for its account;

                (c) The Master Fund may be deemed to be the beneficial owner of 1,475,390 Shares held for its account; and

                (d) Each of the General Partner and Mr. Bommer may be deemed to be the beneficial owner of 3,237,606 Shares held for the accounts of each of SAB, SAB II, and the Master Fund. This amount includes: A) 1,729,197 Shares held for the account of SAB; B) 33,019 Shares held for the account of SAB II; and C) 1,475,390 Shares held for the account of the Master Fund.

Item 4(b).      Percent of Class:

                (a) The number of Shares which SAB may be deemed to be the beneficial owner constitutes approximately 1.9% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission, there were approximately 92,605,538 shares outstanding as of October 23, 2006).

                (b) The number of Shares which SAB II may be deemed to be the beneficial owner constitutes approximately 0.04% of the total number of Shares outstanding.

                (c) The number of Shares which the Master Fund may be deemed to be the beneficial owner constitutes approximately 1.6% of the total number of Shares outstanding.

                (d) The number of Shares which each of the General Partner and Mr. Bommer may be deemed to be the beneficial owner constitutes approximately 3.5% of the total number of Shares outstanding.

                                                              Page 9 of 11 Pages

Item 4(c).      Number of Shares of which such person has:

SAB:
----

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                         1,729,197

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:            1,729,197

SAB II:
-------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                            33,019

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:               33,019

The Master Fund:
----------------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                         1,475,390

(iii) Sole power to dispose or direct the                                     0
disposition of:

(iv) Shared power to dispose or direct the                            1,475,390
disposition of:

The General Partner and Mr. Bommer:
-----------------------------------
(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                         3,237,606

(iii) Sole power to dispose or direct the                                     0
disposition of:

(iv) Shared power to dispose or direct the                            3,237,606
disposition of:


Item 5.         Ownership of Five Percent or Less of a Class:

                If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the Shares, check the following [X].

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                See disclosure in Item 2 hereof.

                                                             Page 10 of 11 Pages

Item 8.         Identification and Classification of Members of the Group:

                This Item 8 is not applicable.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

                By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 11 of 11 Pages

                                   SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2006              /s/ Michael Casey*
                                     ------------------------------------------
                                     Michael Casey, attorney-in-fact for Scott
                                     A. Bommer, individually and as managing
                                     member of SAB Capital Advisors, L.L.C.,
                                     for itself and as the general partner of
                                     (i) SAB Capital Partners,  L.P. and
                                     (ii) SAB Capital Partners II, L.P.; and
                                     (iii) SAB Overseas Master Fund, L.P.







-----------------------------------------
/*/ Power of Attorney for Mr. Casey filed with Amendment No. 2 for the Reporting Persons' Schedule 13G filed on August 10, 2006.